February 13, 2009

Ms. Anne Nguyen Parker

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Mitsui & Co., Ltd. Form 20-F for the fiscal year ended March 31, 2008 Response Letter dated January 16, 2009 File No. 0-9929

Dear Ms. Parker:

We have received the staff’s follow-up comment letter dated January 30, 2009, relating to our annual report on Form 20-F for the fiscal year ended March 31, 2008.

We have started checking our records immediately after receiving your above-mentioned letter. However, we expect that it will take us more than 10 business days as stated in your letter to prepare and submit a response thereto. The reason for this is that we terminated the business of exporting medical equipment that is referred to in your comment due to business reasons during the fiscal year ended March 31, 2007. The personnel who were responsible for the related transactions have all been relocated to other positions with our company, and also related documents have been removed from our offices and are currently kept, together with other documents, in a third-party-managed warehouse. We currently believe that we will be able to submit our response by February 27, 2009, after checking all the relevant documents with respect to the exported medical equipments. We therefore respectfully request that you permit us to submit our response by that date.

We also respectfully request that you copy all future correspondence in this regard to us to Investor Relations Division (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Katsurao Yoshimori, General Manager, at 81-3-3285-7533 or k.yoshimori@mitsui.com, or in his absence, Masao Kurihara, Senior Manager at 81-3-3285-7784 or ma.kurihara@mitsui.com. We greatly appreciate your kind understanding in this matter.

Sincerely,

/s/ Katsurao Yoshimori
Katsurao Yoshimori
General Manager
Investor Relations Division

cc:	Norman Gholson
(Division of Corporate Finance
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Vijay Iyer
(Sullivan & Cromwell LLP)

Junichi Matsumoto
(Mitsui & Co., Ltd.)